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SECU[...]MISSION


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SEC FILE NUMBER
8-49671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lincoln International L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison Street, Suite 3900
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Lawson, III — 312-580-8326
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESS[...]
MAR 2 8 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lawrence J. Lawson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln International L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

26 day of February 2007

Crystal Kozlowski
Notary Public



OFFICIAL SEAL
CRYSTAL KOZLOWSKI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-10-2009

Lawrence J. Lawson, III
Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Lincoln International LLC

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Lincoln International LLC
Table of Contents
December 31, 2006

McGladrey & Pullen
Certified Public Accountants

Independent Auditors' Report

Member of
Lincoln International LLC

We have audited the accompanying statement of financial condition of Lincoln International LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lincoln International LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 28, 2007

Lincoln International LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and equivalent	$ 6,114,738
Certificate of deposit	233,523
Accounts receivable	1,598,745
Unbilled client disbursements receivable	301,636
Receivable from related parties	244,509
Investments	12,500
Prepaid expenses	216,590
Furniture, equipment and leasehold improvements, net	1,182,621
Other assets	36,361
Total assets	$ 9,941,223

Liabilities and Member's Equity

Liabilities	
Accrued bonuses and other expenses	$ 1,617,711
Accrued profit sharing contribution	511,744
Deferred rent liability	366,263
Total liabilities	2,495,718
Member's equity	7,445,505
Total liabilities and member's equity	$ 9,941,223

See accompanying notes.

Note 1 Nature of Activities and Significant Accounting Policies

Lincoln International LLC (the "Company") (an Illinois limited liability company), which operates from leased office space in Chicago, Los Angeles, and New York, is in the business of investment banking and providing merger and acquisition and private capital raising advisory services related to middle market businesses worldwide. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement. The Company is registered with the National Association of Securities Dealers, Inc. as a broker-dealer in securities.

On December 30, 2005, each of the members of the Company assigned all of their membership interests in the Company to a new parent company, Lincoln Partners LLC (the "Parent") in exchange for membership interests in the Parent.

The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company.

The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Advisory fees are recognized as earned.

Investments are recorded at fair value, as determined by management.

Depreciation and amortization are computed under accelerated or straight-line methods over the estimated useful lives of the assets as follows:

Computer software and equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements (straight-line)	Lease term

Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent, which is a flow-through entity. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions affecting the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Furniture, Equipment and Leasehold Improvements

At December 31, 2006, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 1,595,387
Leasehold improvements	394,009
	1,989,396
Accumulated depreciation and amortization	(806,775)
	$ 1,182,621

Note 3 Operating Agreement

The operating agreement limits distributions to the Parent so that member's equity will not be less than $1,000,000. On January 1, 2007, the operating agreement was amended to remove this limitation.

Note 4 Commitments

The Company leases office space for its Chicago office under a noncancelable operating lease agreement that expires on December 31, 2015.

In addition, the Company has an operating lease on its New York City office that expires on February 29, 2012. In connection with the lease, the Company has delivered an irrevocable standby letter of credit to the primary landlord in the amount of $233,523. The letter of credit is collateralized by the Company's certificate of deposit, which bears interest at 5.12 percent, and matures on August 7, 2007.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs, are approximately as follows:

2007	$ 745,000
2008	820,000
2009	843,000
2010	867,000
2011	890,000
Thereafter	1,901,000
	$ 6,066,000

Note 5 Employee Benefit Plan

The Company maintains a qualified profit-sharing and 401(k) plan for the benefit of all employees who have attained age 18. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year and have completed six months of service.

Note 6 Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 7 Related-Party Transactions

Certain members of the Company are affiliated with Riverlake Partners L.L.C. ("Riverlake"), a private equity fund, which refers business to the Company. Riverlake reimburses the Company for expenses paid and services performed on its behalf, of which $1,642 is included in receivable from related party at December 31, 2006.

Throughout 2006, certain payments were made by the Company on behalf of several new affiliated companies, including the Parent. The Company also earns from and pays assistance fees to these affiliates. At December 31, 2006, the Company had a receivable from these affiliates of $242,867.

Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of $3,500,273 and $166,382, respectively. The net capital rule may effectively restrict distributions to the Parent.

Note 9 Subsequent Event

Subsequent to year-end, the Company made distributions to the Parent in the amount of $3,000,000 that originated from 2006 earnings.

END